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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                              CARNEGIE GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                              CARNEGIE GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  143497 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                DENNIS YABLONSKY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CARNEGIE GROUP, INC.
                                 FIVE PPG PLACE
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 642-6900
                (NAME AND ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             MARLEE S. MYERS, ESQ.
                              ERIC D. KLINE, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                         ONE OXFORD CENTRE, 32ND FLOOR
                              PITTSBURGH, PENNSYLVANIA 15219
                                 (412) 560-3300


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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") relating to the offer by Logica Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Logica Inc., a Delaware corporation and a wholly-owned subsidiary of Logica plc, a public limited company organized under the laws of England, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Carnegie Group, Inc., a Delaware corporation (the "Company"), at a price of $5.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 7, 1998 and in the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged, and all capitalized terms used herein shall have the respective meanings given to them in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended and supplemented to add the following:

          The Offer expired in accordance with its terms at 12:00 midnight , New York City time, on November 4, 1998. On November 5, 1998, ChaseMellon Shareholder Services, L.L.C. certified that 6,189,879 Shares had been validly tendered and not withdrawn, representing approximately 94.3% of the total outstanding shares, including 1,800 shares tendered pursuant to guaranteed delivery procedures. At such time the Purchaser accepted all tendered shares for payment in the Offer (including shares subject to guaranteed delivery procedures).

          Additionally, in accordance with the Merger Agreement, on November 5, 1998, the Purchaser merged with and into the Company pursuant to Section 253 of the DGCL whereby each Share not tendered and purchased in the Offer was converted into the right to receive either (i) $5.00 in cash payable to the holder thereof, or (ii) the appraised value of such Share as determined in accordance with Section 262 of the DGCL.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented to add the following:

          (a)(7)  Press release issued by Logica Inc., dated November 5, 1998
          (a)(8) Notice to Common Stockholders of Carnegie Group, Inc. dated November 5, 1998
          (a)(9)  Letter of Transmittal
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 1998                  CARNEGIE GROUP, INC.


                                    By:   /s/ John W. Manzetti
                                       --------------------------
                                          John W. Manzetti
                                          Chief Financial Officer
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                               INDEX TO EXHIBITS


Exhibit No.  Exhibit
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  (a)(7)  Press release issued by Logica Inc. dated November 5, 1998
  (a)(8) Notice to Common Stockholders of Carnegie Group, Inc. dated November 5, 1998
  (a)(9)  Letter of Transmittal